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Exhibit

Exhibit            Description

99                    Announcement on 2023/04/27: To announce the differences for 2022 consolidated financial statements between TIFRSs and IFRSs as issued by the IASB.

Exhibit 99

To announce the differences for 2022 consolidated financial statements between TIFRSs and IFRSs as issued by the IASB.

1. Date of occurrence of the event: 2023/04/27

2. Year/Quarter of the financial report: 2022/Q4

3. Accounting principles applied for securities listed domestically:

International Financial Reporting Standards endorsed by the Financial Supervisory Commission of the Republic of China (TIFRSs)

4. Inconsistent items/amounts in financial reports for securities listed domestically:

Net income attributable to the shareholders of the parent of NT$87,198,291 thousand, basic earnings per share of NT$7.09 and diluted earnings per share of NT$6.87, total assets of NT$533,052,092 thousand, total liabilities of NT$197,601,153 thousand, and equity attributable to the parent company of NT$335,107,260 thousand.

5. Accounting principles applied for securities issued overseas:

International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB)

6. Inconsistent items/ amounts (securities issued overseas):

Net income attributable to the shareholders of the parent of NT$89,478,805 thousand, basic earnings per share of NT$7.40 and diluted earnings per share of NT$7.16, total assets of NT$524,645,583 thousand, total liabilities of NT$201,834,635 thousand, and equity attributable to the parent company of NT$322,467,269 thousand.

7. Inconsistent items/amounts in financial information for securities issued overseas: The differences between the Company’s 2022 consolidated financial statements on the basis of TIFRSs and IFRSs as issued by the IASB were primarily related to the timing of the recognition of additional income tax on unappropriated earnings and the accounting treatment of treasury stock.

8. Any other matters that need to be specified:

For more details, please refer to the 2022 Form 20-F we filed with the U.S. SEC.